The CVS/Caremark Merger is in the
Best Interest of Shareholders
Presentation to ISS
January 31, 2007
Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

Cautionary Statement Regarding
Forward-Looking Statements
This document contains certain forward-looking statements about Caremark and CVS.  When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements.  Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including anticipated accretion, return on equity, cost synergies, incremental revenues, new products and offerings, cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated.  These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated.  These forward-looking statements are subject to numerous risks and uncertainties.  The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action.  Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur.  You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC.  These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.
The actual results or performance by CVS or Caremark, or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.
This presentation may include certain non-GAAP financial measures as defined under SEC rules.  A reconciliation to the most directly comparable GAAP measures can be found in the footnotes to the tables attached to Caremark’s latest quarterly earnings press release and certain supplemental information is provided on caremarkrx.com (applicable slides are footnoted).

Important Information
CVS has filed with the SEC a registration statement on Form S-4 that was declared effective by the SEC on January 19,
2007.  This registration statement includes a joint proxy statement/prospectus in connection with the proposed merger.
Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.
Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the
SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at
www.caremark.com.  Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com.  Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.

Caremark Profile
Leading pharmaceutical services company providing
comprehensive drug benefit services to health plan
sponsors and their participants
Clients
–
Corporate health plans
–
Managed care organizations and insurance companies
–
Unions
–
Government agencies
National Prescription Drug Plan under Medicare Part D
YTD September 2006 Statistics
–
Revenues $27.5 Billion
–
Adjusted prescriptions 477 million
28% of Rxs dispensed by mail
55% of Rxs dispensed were generics

Headquarters
Medical Call Center
Operating Center
Mail Service Pharmacy
Call Center
CareCenter Pharmacy
Specialty Pharmacy
IT Center
Regional Order Creation
Center
Sales Office
Clinical Office
Pharmaceutical
Repackaging Facility
Caremark Profile
Caremark retail network includes
60,000 pharmacies nationwide
Caremark operations
– 7 mail pharmacies
– 21 specialty pharmacies
– 9 customer call centers
– 12 client-site pharmacies
– Industry’s only FDA regulated
repackaging plant
13,000 employees, including 1,300
pharmacists

Caremark Services Uniquely Integrated
Disease Management
Most comprehensive, highest quality DM programs
Disease Management
Most comprehensive, highest quality DM programs
Pharmacy Benefit Management
Industry-leading mail expertise
Highly-valued generic substitution programs
Broad clinical offerings and analytics capabilities
Leader in e-prescribing initiatives
Pharmacy Benefit Management
Industry-leading mail expertise
Highly-valued generic substitution programs
Broad clinical offerings and analytics capabilities
Leader in e-prescribing initiatives
Specialty Pharmacy
Largest provider of premier specialty pharmacy programs
Specialty Pharmacy
Largest provider of premier specialty pharmacy programs
A Highly
Integrated
Offering

CVS Profile
Nation’s largest retail pharmacy with more than 6,200 retail and specialty stores in 43 states.
Services
–
CVS/pharmacy stores
–
CVS.com
–
MinuteClinic
–
PharmaCare (PBM, Mail, Specialty services)
170,000 employees, including 20,000 pharmacists
2006 revenue $43.8 billion
2006 prescriptions filled 495 million

CVS/Caremark Merger Overview
February 2007 Expected Closing
Corporate: Woonsocket, RI
PBM: Nashville, TN
Headquarters
50/50 Split Board Composition
Chairman: Mac Crawford
President & CEO: Tom Ryan
CFO: Dave Rickard
President PBM: Howard McLure
Management Team
CVS (NYSE) Symbol
CVS/Caremark Corporation Name

CVS/Caremark Governance Structure Upon Close
Provides for annual election of all directors
Will have majority voting provision
Separate CEO and Chairman
Has stock ownership guidelines for D&O
Allows stockholders to ratify auditors

CVS/Caremark Merger Developed Through Extensive
and Thorough Board Management Process
Management discussed combination thoroughly over 12 months
– Mac Crawford and Tom Ryan began discussing a potential strategic combination in October 2005
– The CEOs discussed the potential deal numerous times before 11/1/06
– CMX and CVS management met numerous times before 11/1/06
Each company’s board considered the combination thoroughly
– Caremark board met and discussed the transaction numerous times
– CVS board met and discussed the transaction numerous times
Both companies considered other strategic options
– CVS considered, but did not pursue, deals with other major PBMs
– Caremark considered, but did not pursue, deals with other potential partners, including a major PBM

11 Caremark Board Considered Consumer Strategy Superior to PBM Combination (Aug 2006) Financial Significance Strategic Significance Low Low High High Consumer Strategy National Retail Chain PBM

CVS/Caremark Merger Capitalizes on
Evolving Industry Trends
In store enrollment and consultation;  Medication
Therapy Management
Medicare Part D
More transparency at point of sale - consumer able to
make totally informed decisions
Cost Shift to Consumer
Retail locations; In store consultation and disease
management enrollment
Increasing Use of
Biotech Products
May drive higher substitution rates at point of sale Robust Generic Pipeline
Consultation by pharmacist or clinician with participant
yields favorable outcomes
Focus on Wellness
Gives consumers timely, actionable, personalized
information to improve health outcomes
Growing Consumerism
CVS/Caremark Merger Benefit Market Trends
Payors demanding more effective cost management, more participant participation, outcomes
Consumers need access to information and choice

CVS/Caremark Merger is in Best Interest
of Shareholders
Financial benefits immediate and concrete
High certainty of completion
Significant strategic benefits
Business opportunity
Solid financial position
Proven management teams
CVS/Caremark Merger Enhances Shareholder Value

CVS/Caremark Merger Enhances
Shareholder Value
Uniquely positioned to capitalize on trends and better serve customers
Will enable creation of differentiated services
More effective cost management for payors
More access to information and choice for consumers
Strategic Benefits
Received necessary regulatory approvals from FTC and SEC
Shareholder votes are last step (CMX Feb 20, CVS Feb 23)
Certainty of
Completion
1.67 shares CVS/Caremark stock for each share of CMX
$2.00 special dividend to CMX shareholders of record
Accretive repurchase of 150 million CVS/Caremark shares
$500 M in cost synergies, integration planning underway
$800 M to $1 B in revenue synergies
Financial Benefits

CVS/Caremark Merger Enhances
Shareholder Value
Substantial FCF will enable flexibility for investments in
existing business, strategic opportunities, dividends and share repurchases
Solid investment grade credit rating
Financial
Flexibility
Proven track-records with large scale acquisition integration
History of exceeding stated synergies
Visionary leadership
Management
Teams
Clients overwhelmingly positive
Differentiated services will be compelling to payors
Unmatched in-store services will increase consumer loyalty
February close creates opportunity for 2007 selling season
Business
Opportunity

Back up for Cost Synergy Calculations
Cost Synergies
–
Conservatively estimated
–
Calculated by outside consultant retained by legal counsel
–
Rigorous analysis based on input from both management teams
–
Based on details from customer and client contracts
Initial estimate of $400 M
–
Bulk of synergies related to purchasing efficiencies
–
Corporate overhead
–
PBM consolidation
Cost synergies recently increased to $500 M
–
Further interaction between management teams increased
comfort with cost synergy potential following HSR clearance

Near-Term Revenue Opportunities Unique to
CVS/Caremark Combination
Incremental opportunities of $800 M to $1 B in 2008
–
Half from PBM, half from retail
Revenue estimates based on market research and
PharmaCare-CVS experience
Revenue synergy examples:
–
Improved access/services for PBM specialty participants
–
Retail to mail conversion (including in-store pick up)
–
Front store offers for PBM participants (also on-line and mail)
–
Improved generic substitution & benefit design compliance
–
Integrated offering leading to higher PBM sales
–
Ability to market PBM consumer products in CVS stores
–
Disease management programs with face-to-face interaction

Integration Planning Underway
Teams already engaged in integration planning
Scope defined and focused on three areas
–
PBM integration
–
Corporate integration
–
New go-to market products and services
Individuals for steering committees, project management
and core teams have been established and have kicked off
activities

Caremark Board of Directors Thoroughly
Considered Express Proposal
Caremark BOD met six times to consider Express proposal
– 12/18/06, 12/22/06, 12/27/06, 1/3/07, 1/5/07 and 1/24/07
Legal counsel thoroughly reviewed legal aspects numerous times
– Fiduciary duties and standards under Delaware law
– Applicable requirements of merger agreement with CVS
– Potential antitrust considerations
Financial advisors thoroughly reviewed financial aspects with BOD
– Overview of Express proposal and CVS merger
– Impact of relative synergies of each transaction
– Implied transaction values of Express proposal and CVS merger
Management thoroughly reviewed strategic/business aspects with BOD
– Comparison of key considerations for Express proposal and CVS merger
Board of directors retained special counsel
Caremark retained a third financial advisor

Caremark Board of Directors Concluded that Express
Proposal Not in Best Interests of Shareholders
No experience with large-scale merger integration
Recent integration track-record questionable
Management
Team
Limited capital for investment in existing business, strategic opportunities, dividends and share repurchases
ESRX recently placed on negative watch by rating agencies
Financial Position
Clients overwhelmingly negative
Risk of substantial client attrition
Business Risk
Delay would damage 2007 and perhaps 2008 selling season
Enforcement agencies could impose adverse conditions
Antitrust Risk
Review of recent filings show offer is highly conditional
Lost business & negative synergies could result in loss of value
Synergy calculation questionable
Financial Risk
Does not create competitive advantages
Defensive reaction out of concern about enhanced competition
Constructed to disrupt CVS merger
Strategic
Rationale

Express Scripts Offer Includes Material
Conditions
A due diligence review
Satisfaction of financing conditions
Anti-trust and other regulatory approvals
Approval by their own shareholders – a process they have not even begun and, which by their own admission, would prevent
their illusory February 13 deadline from even occurring
No decline in the Dow Jones Industrial Average, the Standard
& Poor’s Index or the NASDAQ--100 Index by an amount in
excess of 15%
No material change in the market price of Caremark Common
Stock
Satisfaction of certain Delaware anti-takeover requirements
that cannot readily be satisfied absent Caremark’s prior Board approval

Value of Transactions for Caremark
Shareholders
* VALUES DO NOT REFLECT CONDITIONALITY AND BUSINESS RISK
FACTORS ASSOCIATED WITH ESRX PROPOSAL
Value of Value of
Calculated as of 1/30/2007
CVS Merger ESRX Proposal
Counterparty Stock Price 33.05 $     69.91 $
*
Exchange Ratio 1.67          0.426
Implied Value of Stock Consideration 55.19 $     29.78 $
*
Value of Dividend/Cash Consideration 2.00 $       29.25 $
*
Implied Value of Transaction 57.19 $     59.03 $
PV of Dividend/Cash Consideration 1.98 $       27.38 $
Present Value of Offer 57.18 $     57.16 $
*
Annual Discount Rate 10% 10%
Closing Date Assumption 2/28/2007 9/28/2007
Estimated Days to Close 29 241

CVS/Caremark Merger is in the Best
Interests of Shareholders
• Immediate and concrete
financial benefits
• February 2007 close
• Significant strategic benefits
• Clients supportive
• Proven management teams
• Highly conditional offer
• Financial benefits suspect
• Uncertain timing
• Lacks strategic rationale
• Client attrition
• CMX would be 20x the
largest integration ESRX has
ever done

CVS/Caremark Merger is in Best Interest
of Shareholders
Financial benefits immediate and concrete
High certainty of completion
Significant strategic benefits
Business opportunity
Solid financial position
Proven management teams
CVS/Caremark Merger Enhances Shareholder Value

26 Appendix

Caremark’s Board members have complied with their fiduciary duties and obligations under Delaware law in considering both the CVS transaction and the Express Scripts proposal.
Mac Crawford, as Chairman of the Board, serves at the direction of Caremark’s Board of Directors, and he and the other Board members perform their services by acting in the best interest of Caremark’s shareholders.
Roger Headrick, an independent Board member, serves as Lead Director of Caremark’s Board.  He and the other independent members of the Board play a strong leadership role in the oversight of management and governance for the company.  This oversight has been essential in delivering extraordinary shareholder returns and making Caremark the strong company it is today.
Caremark’s board consists of 11 members, 8 of whom are independent under applicable NYSE and other legal standards.  Each Board member has been elected to serve by the company’s shareholders, and nominees for
Board membership are selected by a nominating and corporate governance committee comprised of independent Board members.  Some of the Board members previously served as board members of companies acquired by Caremark, and they have been invaluable in ensuring smooth integrations of acquired businesses and cultures and fostering good corporate governance practices.
Caremark’s board has the skills necessary to make informed decisions and deliver superior value for its shareholders.  The directors bring a wealth of experience and expertise to the collective knowledge of the board, including:
– Healthcare & Health Services
– Prescription Benefit Management
– Investment Management
– Banking
– Law
– Biotechnology
– Public Relations, Marketing and Advertising
– Venture Capital
Strong Board Oversight

Caremark Board of Directors
C. David Brown II,
54, has been a member of the Board of Directors since March 2001. He was the Managing Partner of the Orlando, Florida office of Broad and Cassel, a law firm, from 1989 until March 2000, when he became Chairman of the firm.
Harris Diamond,
53, has been a member of the Board of Directors since May 2000.
Mr. Diamond is the Chief Executive Officer of Weber Shandwick Worldwide and the Chief
Executive Officer of Constituency Management Group, which are both public relations firms and divisions of the Interpublic Group of Companies, a marketing and advertising corporation.
C.A. Lance
Piccolo,
64, has been Vice Chairman of the Board of Directors since September
1996. He has been President and Chief Executive Officer of HealthPic Consultants, Inc., a
private company, since September 1996. Mr. Piccolo also serves as a director of Chemtura
Corporation, a public polymer and specialty products manufacturer, and a director of
NovaMed Eyecare, Inc., a public eye care services company.

Caremark Board of Directors
Michael D.
Ware,
60, has been a member of the Board of Directors since March 2004. Prior to joining the Company’s Board, Mr. Ware served as a director of AdvancePCS beginning in
July 1993, and he was also a member of the Compensation and Audit Committees of
AdvancePCS. Mr. Ware is a co-founder of Advance Capital Markets, Inc., a private investment firm, and has served as its managing director since January 1989. Mr. Ware also serves as a director of the American Council of Renewable Energy and as a director and member of the Audit Committee of Konarka Technologies, Inc., a manufacturer of light-
activated power plastic. Mr. Ware previously served as a managing general partner of Black
Emerald Capital Advisors, LLC, a private investment firm, and as a partner of Black
Emerald Capital LLC, a private investment firm, until December 2003.
Edwin M.
Banks,
43, has been a member of the Board of Directors since May 2000.
Mr. Banks has served as Portfolio Manager for W. R. Huff Asset Management Company, an
investment management firm, since June 1988. He is a director and a member of the
Compensation Committee for NTL, Incorporated, a communications services company, and a director of CKX, Inc., an entertainment management company.
Colleen Conway-Welch,
R.N.,
61, has been a member of the Board of Directors since May
2001. Ms. Conway-Welch has been the Dean of the Vanderbilt University School of Nursing since 1984. In addition, Ms. Conway-Welch is a founder and director of Pinnacle Bank in
Nashville, Tennessee, a director and member of the Audit Committee for Rehabcare, Inc.
and a director and member of the Audit Committee for Ardent Health Services, Inc.

Caremark Board of Directors
Roger L.
Headrick,
69, has been a member of the Board of Directors since September 1996 and was named lead director in February 2004. He is Managing General Partner of HMCH
Ventures, a private venture capital investment partnership. Since June 1989, Mr. Headrick has been President and Chief Executive Officer of ProtaTek International, Inc., a private bioprocess and biotechnology company that develops and manufactures animal vaccines.
He was President and Chief Executive Officer of the privately-held Minnesota Vikings
Football Club from January 1991 until August 1998. Mr. Headrick serves as a director and
Chairman of the Organization, Compensation and Governance Committee of Chemtura
Corporation, a public polymer and specialty products manufacturer, Chairman of the Board and Chairman of the Compensation Committee of Rahr Malting Company, a privately-held company, and Chairman of the Board of Celmed Biosciences Inc., also a privately-held company. Mr. Headrick received a BA degree from Williams College and an MBA in
Finance from Columbia University Graduate School of Business.
Jean-Pierre
Millon,
56, has been a member of the Board of Directors since March 2004.
Prior to joining the Company’s Board, Mr. Millon served as a director of AdvancePCS beginning in October 2000. Mr. Millon currently is Chairman of the Board and a member of the Compensation Committee of Protemix Corporation, a New Zealand-
based biotechnology company. Mr. Millon joined PCS Health Systems, Inc. in 1995, where he served as President and Chief Executive Officer from June 1996 to September 2000.
Prior to joining PCS Health Systems, Inc., Mr. Millon served as an executive and held several leadership positions with Eli Lilly and Company, the former parent company of PCS
Health Systems, Inc. He also serves as a director, Chairman of the Nominating and
Corporate Governance Committee and member of the Audit Committee for Cypress
Biosciences, Inc., a public company. In addition, Mr. Millon is a director and member of the
Audit Committee of Prometheus Laboratories, Inc., a specialty pharmaceutical company, a director of Medical Present Value Inc., a medical services company and a director of HAPC, a special purpose acquisition company.

Caremark Board of Directors
Edwin M.
Crawford,
57, was named Chairman of the Board of Directors in December 1998.
He has served as Chief Executive Officer and as a director of the Company since March
1998. He also served as President of the Company from March 1998 until May 2000, and, effective March 24, 2004, he re-assumed the role of President and became Chairman,
President and Chief Executive Officer of the Company.
Kristen Gibney
Williams,
57, has been a member of the Board of Directors since February
1999. She joined Baxter Healthcare in 1975 and served in various managerial positions with the Parenteral Products Division. In 1986, she founded the prescription benefit management business at Baxter where she served as General Manager. Ms. Gibney
Williams served in the capacity of President of the Prescription Benefits Management
Division of Caremark International Inc. until June 1993 and as Corporate Vice President of the Prescription Benefits Management Division of Caremark International Inc. from June
1993 to January 1997. The Company acquired Caremark International Inc. in September
1996.
Edward L. Hardin,
Jr.,
66, has been a member of the Board of Directors since May 2000.
He has been Executive Vice President and General Counsel of the Company since June
1998.From September 1965 until June 1998, Mr. Hardin was engaged in the private practic
e of law in Birmingham, Alabama, where he was senior principal in the law firm of Hardin &
Hawkins. Mr. Hardin received his law degree from the University of Alabama School of Law.

CVS Board of Directors
David W. Dorman Director since 2006  (Age 53)
Mr. Dorman is the retired Chairman of the Board and Chief Executive Officer of AT&T
Corporation ("AT&T Corp."). From November 2005 until his retirement in January 2006, Mr.
Dorman served as President and a director of AT&T, Inc. (formerly known as SBC
Communications). From November 2002 until November 2005, Mr. Dorman was Chairman of the Board and Chief Executive Officer of AT&T Corp. From 2000 to 2002, he was President of
AT&T Corp. Mr. Dorman is a director of Yum! Brands, Inc., and was a director of Scientific
Atlanta, Inc. until its acquisition by Cisco Systems, Inc. was completed in February 2006.
Thomas P. Gerrity Director since 1995 (Age 65)
Mr. Gerrity has been Professor of Management at The Wharton School of the University of
Pennsylvania since 1990. From 1990 to June 1999, he also served as Dean of The Wharton
School. Mr. Gerrity is a director of Sunoco, Inc., Hercules, Inc., and Internet Capital Group, Inc.
Marian L. Heard Director since 1999 (Age 66)
Ms. Heard has been President and Chief Executive Officer of Oxen Hill Partners, specialists in leadership development programs, since August 2004. From February 1992 until July 2004,
Ms. Heard was President and Chief Executive Officer of the United Way of Massachusetts Bay
and Chief Executive Officer of United Ways of New England, each a social service agency.
Ms. Heard is a director of Sovereign Bancorp, Blue Cross & Blue Shield of Massachusetts,
Liberty Mutual Insurance Company, and BioSphere Medical, Inc.

CVS Board of Directors
William H. Joyce Director since 1994 (Age 71)
Dr. Joyce has been Chairman of the Board and Chief Executive Officer of Nalco Company, a
leading provider of integrated water treatment and process improvement services, chemicals and equipment programs for industrial and institutional applications, from November 2003 to the present. From May 2001 to October 2003, Dr. Joyce was Chairman and Chief Executive
Officer of Hercules, Incorporated, a global manufacturer of chemical specialties. From January
1996 to February 2001, he was Chairman of the Board and Chief Executive Officer of Union
Carbide Corporation. Dr. Joyce is currently a director of Nalco and El Paso Corporation.
Terrence  Murray Director since 1996 (Age 65)
Mr. Murray is the retired former Chairman of FleetBoston Financial Corporation and its predecessors ("FleetBoston"), a financial services institution. Mr. Murray served as Chief
Executive Officer of FleetBoston from May 1982 to December 2001. Mr. Murray is a director of
A.T. Cross Company and ChoicePoint, Inc.
Sheli Z. Rosenberg Director since 1997 (Age 64)
Ms. Rosenberg is an Adjunct Professor at Northwestern University's J. L. Kellogg Graduate
School of Business, and the former President, Chief Executive Officer and Vice Chairman of
Equity Group Investments, L.L.C., a privately held real estate investment firm. Ms. Rosenberg was Vice Chairman of Equity Group Investments from January 2000 to October 2002, and from 1994 to January 2000, she served as President, Chief Executive Officer and a director of
Equity Group Investments. Ms. Rosenberg is a director of Cendant Corporation, Equity
Lifestyle Properties, Inc. and Ventas, Inc. and a trustee of Equity Residential Properties Trust and Equity Office Properties Trust.

CVS Board of Directors
Thomas M. Ryan Director since 1996 (Age 54)
Mr. Ryan has been President and Chief Executive Officer of CVS Corporation since May 1998 and Chairman of CVS Corporation since April 1999; he has also been President and Chief
Executive Officer of CVS Pharmacy, Inc. since 1994. Mr. Ryan is a director of Bank of America
Corporation and Yum! Brands, Inc.
Richard J. Swift Director Since 2006 (Age 62)
Mr. Swift is the former Chairman of the Board, President and Chief Executive Officer of Foster
Wheeler Ltd., an international engineering and construction firm, having served in those positions from April 1994 until his retirement in October 2001. Since January 2002, Mr. Swift has served as a member of the Financial Accounting Standards Advisory Council (FASAC)
and, until December 31, 2006, served as its Chairman. Mr. Swift is also a director of the Public
Service Enterprise Group, Ingersoll-Rand Company, Ltd., Kaman Corporation, and Hubbell
Incorporated.
Alfred J. Verrecchia Director Since 2004 (Age 63)
Mr. Verrecchia has been President and Chief Executive Officer of Hasbro, Inc., a worldwide leader in children's and family leisure time entertainment products and services, from May
2003 to the present. Mr. Verrecchia has served in various positions with Hasbro for 40 years, including President and Chief Operating Officer from 2000 to May 2003. Mr. Verrecchia is a director of Hasbro, FM Global, Old Stone Corporation and LIFESPAN, where he is Chairman.